Exhibit 2

FOR IMMEDIATE RELEASE	11 JULY 2016

WPP PLC (“WPP”)

Grey Group acquires creative agency Famous in Belgium

WPP announces that its wholly-owned operating network Grey Group, the global marketing communications agency, has acquired a majority stake in the holding company of Famous, a leading creative agency in Belgium.

Founded in 1998 and based in Brussels, Famous is a multi-award winning and full-service agency with creativity at its core. Famous creates in three languages: French, Flemish and English. Its main services include creative and design, strategy and innovation, digital strategy and production, data and performance marketing and PR.

Following the acquisition, Famous will rebrand as FamousGrey. It will strengthen Grey’s position as a provider of creative and effective full-service marketing solutions in Belgium which has increasing creative reputation and influence.

Famous’s revenues for the year ended 31 December 2015 were approximately €8.1 million with gross assets of approximately €7.5 million as at the same date.

As a result of the UK’s Referendum decision to leave the European Union, WPP will place an even greater emphasis on growth in Western Continental Europe. This acquisition continues WPP’s strategy of investing in important markets and sectors. Collectively (including associates) Group companies in Belgium generate revenues of over US$100 million and employ around 600 people. In Benelux, Group companies (including associates) generate revenues of over US$400 million and employ over 2,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP